

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 28, 2009

Jarett Fenton
Chief Financial Officer
Enova Systems, Inc.
1560 West 190th Street
Torrance, CA 90501

> **Re:** **Enova Systems, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33001**

Dear Mr. Fenton:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief